

Mail Stop 4631

April 7, 2010

Mr. Vlado P. Hreljanovic
Chief Executive Officer and Chief Financial Officer
Juniper Group, Inc.
20283 State Road 7, Suite 300
Boca Raton, FL 33498

>   **RE: Form 10-K for the year ended December 31, 2008**
>   **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
>   **September 30, 2009**
>   **File No. 0-19170**

Dear Mr. Hreljanovic:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief